FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England
(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Second Quarter Results dated November 6, 2002

Communication to Investors and Media
Leica Geosystems returns to earnings growth
Balance Sheet Summary
Share Related Data
2nd Quarter FY2002/03 Results at a Glance
1st Half Year FY2002/03 Results at a Glance
2nd Quarter FY 2002/03 Divisional Results
1st Half Year FY2002/ 03 Divisional Results
Second Quarter & First Half Year – Fiscal Year 2002/03
Executive Summary
Financial Overview
Sales, margin and results at a glance
Balance Sheet and Cash Flow
Regional Performance
Divisional Performance
Surveying & Engineering Division
GIS& Mapping Division
Consumer Products
Industrial Measurement Division
New Businesses (Cyra) Division
Special Products Division
Business Outlook – 2nd Half Year / Full Year — FY 2002/03
CONDENSED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED SEGMENT INFORMATION
NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
SIGNATURES

Communication to Investors and Media
Contact	Detailed information at www.leica-geosystems.com 2nd Quarter Results FY 2002/03 (November 2002) George Aase, Director Investor Relations, Phone +41 (0)71 727 3043	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems returns to earnings growth

     Heerbrugg (Switzerland), November 6, 2002 - Leica Geosystems (SWX : LGSN) today announced that its results for its second quarter and first half-year of fiscal year 2002/03 were in line with its guidance. The Company mentioned that with the results of the second quarter, it was beginning to see signs of stabilization in its business. Sales for the second quarter were CHF 186.4 million, or 1.2% above the previous year and 4.8% above the first quarter. Adjusted for the impact of currency fluctuations, second quarter sales increased by 7.6% year-on-year.

     Second quarter EBITDA (Earnings before interest, taxes, depreciation and amortization) was CHF 25.3 million, with a margin of 13.6%, compared to CHF 20.7 million or 11.2% in the previous year. Included in this result are restructuring costs of CHF 3.5 million associated with the final phase in Leica Geosystems’ “FIT-together” program. Net profit after interest and taxes was CHF 2.3 million in the second quarter compared with CHF 1.4 million last year, with earnings per share of CHF 1.01, and cash EPS for the quarter of CHF 6.22. The Company generated CHF 33.1 million in operating cash flow and reduced its net debt by 9%, or CHF 22.8 million.

     “We had an encouraging second quarter,” said Hans Hess, CEO of Leica Geosystems. “Despite moderate sales growth, we had a clearly improved bottom-line result, with an EBITDA margin of 13.6%, net income of CHF 2.3 million, and cash earnings per share of CHF 6.22. Our bottom-line performance this quarter shows that the cost reduction and rationalization measures we have taken in conjunction with our “FIT-together” program are paying off. Our operating expenses declined for the third consecutive quarter, and are at their lowest point since the fourth quarter of fiscal year 2001. The additional measures we announced on 23 October will further reduce our fixed cost base. We also had an excellent cash flow result, and generated CHF 33.1 million in operating cash flow this quarter. As a result we were able to reduce our net debt by more than 9%. At our current debt level of CHF 224.8 million, we continue to remain within all of our debt covenants,” concluded Hess.

     For the first half-year, Leica Geosystems recorded sales of CHF 364.3 million, off 6.0% from the prior year, but up 0.5% excluding the impact of currency fluctuations. EBITDA for the first half-year was CHF 45.7 million, or 12.6% of sales, compared with CHF 48.6 million and 12.6% of sales in the previous period. EBIT for the half-year was CHF 12.1 million compared to CHF 9.0 million. Net profit after interest and taxes was a loss of CHF (1.1) million for the half-year compared with a net profit of CHF 4.9 million last year. Earnings per share were a loss of CHF (0.51) for the half-year, with half-year cash EPS of CHF 12.55.

Divisional Results

Surveying & Engineering Division

     Leica Geosystems’ largest division, Surveying & Engineering, exceeded the Company’s expectations in the second quarter. Sales for the quarter increased by 3% over the first quarter. On a year-on-year comparison, sales declined by 6.0% during the second quarter, as sales continue to be slow in the US market, stemming primarily from ongoing concerns about lower state and federal funding of infrastructure projects due to a reallocation of governmental funds towards homeland security. On a currency-adjusted basis, however, sales in this business declined by less than one percent. The division’s profitability continues to increase, as cost containment measures made in previous quarters have an increasingly positive impact on earnings. EBITDA for the division decreased by 0.7% against the first quarter but includes a significant amount of the “FIT-together” restructuring costs. The division expects to see increasing benefits beginning in the third quarter from the measures announced on 23 October.

GIS & Mapping Division

     Sales in the Company’s GIS & Mapping division also exceeded the Company’s expectations, with growth of by 5.9% over last year. On a currency adjusted basis, sales in this division grew by over 18%. Strong performance in the US commercial and defense sectors contributed to this quarter’s performance. The division’s geographic imaging business continues to benefit from increased purchase volumes from the US Government. Although profitability in the division remains modest, restructuring measures taken in the second quarter, combined with further actions initiated in October, should soon begin to positively impact the division’s bottom line.

Consumer Products (DISTO ™) Division

     Sales in Leica Geosystems’ Consumer Products division declined by CHF 0.9 million, or 8.8%, in comparison to the previous year, but on a currency adjusted basis, declined by only 3.5%. Sales tapered off slightly this quarter as the division began the phase-in of its new DISTO™ 5 product, which was released on 15 October. The division has concluded a significant number of new brand label agreements on the back of this product release, which will take effect in the near future. The Company expects sales to benefit significantly from these new agreements, which should accelerate top and bottom line growth going forward.

Industrial Measurement Division

     Business in the Company’s Industrial Measurement Systems division rebounded in the second quarter, primarily through increased sales of its high-precision laser trackers after the successful launch of its new generation of products. Second quarter sales increased by 37.7% over the first quarter. The IMS division continues to enjoy a healthy order backlog, stemming largely from growing demand from aerospace projects and to some extent in the automotive and general precision industry segments. The division’s EBITDA for the quarter grew to CHF 3.9 million, with a strong margin of 24.9% of sales.

Leica Geosystems, November, 2002	2	2nd Quarter Results FY2002/03

New Businesses (Cyra) Division

     Leica Geosystems’ Cyra business generated CHF 3.4 million in revenues in the second quarter with growth of 24% over the first quarter, confirming that the general interest in Cyra’s products remains intact. The division recorded a CHF (2.6) million EBITDA loss in the second quarter. The division took several cost containment measures during the second quarter from which it expects benefit beginning in the third quarter.

Special Products Division

     Sales in the Company’s Special Products division, comprised of its defense and third-party manufacturing businesses, grew by 39% over the second quarter year of the prior year, as demand for defense-related products remains very strong. Earnings in this division also continued their path of significant growth, owing largely to higher sales levels in the quarter. EBITDA rose by CHF 6.8 million against the previous year, resulting in an EBITDA margin of 29.3%.

     Cost Reduction Program “Fit-Together” Ends

     On 23 October, Leica Geosystems announced that it had completed its three-phase “FIT-together” initiative, designed to further lower fixed operating expenses and improve productivity in its business. The Company mentioned that it was now beginning to see clear benefits from previous cost reduction actions, as operating expenses, excluding restructuring costs, declined for the third consecutive quarter, and are at their lowest level since the fourth quarter of fiscal year 2001. The Company expects that savings from the program will exceed its original projections, and should generate annual savings in the magnitude of CHF 20.0 million. Leica Geosystems recorded a provision of CHF 3.5 million for restructuring costs in the second quarter stemming from the actions announced on 23 October.

Divestment Projects

     In conjunction with its earnings release, Leica Geosystems restated its plans to divest selected assets and businesses that it deemed to be non-strategic to the long-term goals of the Company. During the second quarter Leica Geosystems sold selected buildings at its headquarters facility in Heerbrugg from which it received proceeds of CHF 9.8 million. The Company stated that it was making progress on its other divestment plans.

Business Outlook — FY 2002/03

     “Our business outlook for the year remains unchanged, largely a reflection of the weakened economic circumstances affecting our markets,” said Hess. “As disclosed in our first quarter earnings release report, even though we expect sales in the second semester to improve over the first, due primarily to new product introductions, we currently estimate that full year revenues will be at or slightly below prior year levels. Even with this cautious view of top-line growth, we nevertheless expect EBITDA for the second half of the year to exceed the previous year, with a further increase in our EBITDA margin. Margin improvements should

Leica Geosystems, November, 2002	3	2nd Quarter Results FY2002/03

be possible primarily through savings from our “FIT-together” initiative. With these improvements, we should be able to maintain EBITDA at the same absolute level as the previous year. In terms of the balance sheet, we believe the progress we have made in lowering our net debt is sustainable, and as such, we expect to continue to stay within all of our debt covenants with more than sufficient headroom under our senior debt facility. Additionally, proceeds from planned divestments could even further strengthen our credit position going forward,” concluded Hess.

*   *   *

     Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

*   *   *

Balance Sheet Summary

	September 27,	June 28,
	2002	2002

(In million Swiss Francs)
Total Assets	771.0m	770.0m
Net Debt*	224.8m	247.6m
Total Equity	309.5m	309.1m
Equity/Assets Ratio	40.1%	40.1%
Net Working Capital (NWC)	132.1m	147.9m
NWC/Sales	17.7%	20.8%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	18.5m	14.4m
Goodwill	216.4m	220.5m
Cash provided in Operating activities	33.1m	-4.5m

*)	Actual amount is shown net of cash (CHF 0.2m) and capitalized debt issue costs/discounts of CHF 4.0m

Share Related Data

2,250,426 registered shares

•     @ 50 CHF nominal per share: Share capital CHF 112.5m

•     @ 137.5 CHF carrying amount per share: Shareholders’ equity: CH 309.5m

•     @ 86 CHF average quarterly share price:

          Market capitalization (average 2nd quarter): CHF 193.5m

*   *   *

Leica Geosystems, November, 2002	4	2nd Quarter Results FY2002/03

2nd Quarter FY2002/03 Results at a Glance

	Current	Prior
	Year	Year
	(28.6.02 to	(30.6.01 to	Changes
	27.9.02)	28.9.01)	(%)

	(In million Swiss Francs)
ORDER INTAKE	186.5m	187.4m	-0.5%

SALES	186.4m	184.2m	1.2%
Surveying & Engineering	97.5m	103.7m	-6.0%
GIS & Mapping	23.5m	22.2m	5.9%
Consumer Products	8.8m	9.7m	-8.8%
Industrial Measurement	15.5m	15.6m	-0.7%
New Businesses	3.4m	5.7m	-40.1%
Special Products	37.1m	26.7m	39.0%
Central Services	0.6m	0.6m	-5.7%

Gross margin
in percentage of sales	50.9%	51.9%	-1.0pts

EARNINGS

EBITDA	25.3m	20.7m	22.1%
- in percentage of sales	13.6%	11.2%

EBITA	19.9m	13.3m	49.1%
- in percentage of sales	10.7%	7.2%

EBIT	8.0m	0.5m	1534.8%
- in percentage of sales	4.3%	0.3%

Operating profit	8.2m	0.6m	1286.2%
- in percentage of sales	4.4%	0.3%

Net income	2.3m	1.4m	63.2%
- in percentage of sales	1.2%	0.8%

Earnings per share (CHF)
- basic	1.01	0.62	63.0%
- diluted	1.01	0.59	70.2%

Cash Earnings per share (CHF)
- basic	6.22	5.64	10.2%
- diluted	6.21	5.40	15.1%
- non-cash adjustments	11.73	11.29	3.9%

Leica Geosystems, November, 2002	5	2nd Quarter Results FY2002/03

1st Half Year FY2002/03 Results at a Glance

	Current	Prior
	Year	Year
	(1.4.02 to	(1.4.01 to	Changes
	27.9.02)	28.9.01)	(%)

	(In million Swiss Francs)
ORDER INTAKE	389.4m	409.3m	-4.9%

SALES	364.3m	387.5m	-6.0%
Surveying & Engineering	192.3m	208.6m	-7.8%
GIS & Mapping	47.7m	55.2m	-13.6%
Consumer Products	19.8m	22.9m	-13.5%
Industrial Measurement	26.7m	32.7m	-18.1%
New Businesses	6.2m	13.2m	-53.0%
Special Products	70.5m	53.7m	31.4%
Central Services	1.1m	1.4m	-17.2%

Gross margin
in percentage of sales	52.1%	51.1%	1.0pts

EARNINGS

EBITDA	45.7m	48.6m	-6.0%
- in percentage of sales	12.6%	12.6%

EBITA	35.5m	35.0m	1.5%
- in percentage of sales	9.7%	9.0%

EBIT	12.1m	9.0m	33.4%
- in percentage of sales	3.3%	2.3%

Operating profit	12.2m	9.1m	33.8%
- in percentage of sales	3.4%	2.4%

Net income	-1.1m	4.9m	-123.2%
- in percentage of sales	-0.3%	1.3%

Earnings per share (CHF)
- basic	-0.51	2.21	-123.2%
- diluted	-0.51	2.10	-124.1%

Earnings per share (CHF)
- basic	12.55	15.23	-17.6%
- diluted	12.54	14.58	-14.0%
- non-cash adjustments	29.39	29.33	0.2%

Leica Geosystems, November, 2002	6	2nd Quarter Results FY2002/03

2nd Quarter FY 2002/03 Divisional Results

	Percentage	Division	Division	EBITDA-
	of	Sales	EBITDA	Margin of
	Total Sales	(CHF)	(CHF)	Sales

	(%)
Division
Surveying & Engineering	52%	97.5m	14.6m	14.9%
GIS & Mapping	13%	23.5m	0.0m	0.2%
Consumer Products (Disto)	5%	8.8m	0.8m	9.2%
Industrial Measurement	8%	15.5m	3.9m	24.9%
New Businesses (Cyra)	2%	3.4m	-2.6m	-75.2%
Special Products	20%	37.1m	10.9m	29.3%
Central Services	0%	0.6m	-2.3m	—

Total 2nd Quarter	100%	186.4m	25.3m	13.6%

1st Half Year FY2002/ 03 Divisional Results

	Percentage	Division	Division	EBITDA-
	of	Sales	EBITDA	Margin of
	Total Sales	(CHF)	(CHF)	Sales

	(%)
Division
Surveying & Engineering	53%	192.3m	30.4m	15.8%
GIS & Mapping	13%	47.7m	0.1m	0.1%
Consumer Products (Disto)	6%	19.8m	2.0m	10.1%
Industrial Measurement	7%	26.7m	4.8m	18.0%
New Businesses (Cyra)	2%	6.2m	-5.6m	-90.5%
Special Products	19%	70.5m	21.3m	30.2%
Central Services	0%	1.1m	-7.3m	—

Total Half Year	100%	364.3m	45.7m	12.6%

More detailed information is available from our Shareholder News, issue No 9, on our website www.leica-geosystems.com under Investor Relations.

*   *   *

Contact Person:

George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct) Telephone (operator)	+41 (0)71 727 3064 +41 (0)71 727 3131	E-Mail Fax	George.Aase@leica-geosystems.com +41 (0)71 727 4678

Leica Geosystems, November, 2002	7	2nd Quarter Results FY2002/03

Leica Geosystems’ Shareholder News

Issue 9 – Heerbrugg (Switzerland), 6 November, 2002

Second Quarter & First Half Year – Fiscal Year 2002/03

Contents

9/10
Financial Overview
Sales, Operating Expenses, Earnings

11
Balance Sheet and Cash Flow Regional Performance

12
Divisional Performance

15
Divestment Projects
Employees
Business Outlook FY2002/03

16
Condensed Financial Statements

22
Notes to the Consolidated Financial Information

Executive Summary

Our results for the second quarter and first half of this fiscal year were in line with our guidance. Although top-line growth continues to be challenged by economic sluggishness and restrained capital investment, signs of stabilization have begun to emerge, as second quarter revenues posted moderate year-on-year and sequential gains. Sales for the second quarter were CHF 186.4 million, or 1.2%, above the previous year and 4.8% above the first quarter. Adjusted for the impact of currency fluctuations, second quarter sales increased by 7.6% year-on-year. As anticipated, for the six-month period, sales were off from prior year levels, but rose by 0.5% excluding the impact of currency fluctuations. We received orders of CHF 186.5 million in the quarter, resulting in a book to bill ratio of 1.0.

We are now beginning to see clear benefits from our cost reduction actions, as operating expenses, excluding restructuring costs, declined for the third consecutive quarter, and are at their lowest level since the fourth quarter of fiscal year 2000/01. In the second quarter, operating expenses fell to CHF 86.7 million. Savings from “FIT- together”, our cost reduction and productivity improvement program, as well as certain non-recurring benefits, positively influenced operating expenses. On 23 October, we announced a reduction in our workforce by 150 employees. This action was the final measure under “FIT- together” and resulted in a CHF 3.5 million provision for restructuring costs. Savings from the program will now exceed our original estimates, and should be in the magnitude of CHF 20.0 million annually.

EBITDA was CHF 25.3 million for the quarter, significantly higher than the CHF 20.7 million in the previous year. Our EBITDA margin improved to 13.6% against a margin of 11.5% in the first quarter, and 11.2% in the previous year. EBITDA for the first half-year was CHF 45.7 million, or 12.6% of sales, compared to CHF 48.6 million, or 12.6%, a year ago. We recorded EBIT of CHF 8.0 million and CHF 12.1 million in the second quarter and first half-year, respectively, up from CHF 0.5 million and CHF 9.0 million, in the prior year. Net profit after interest and taxes was CHF 2.3 million for the quarter and a net loss of CHF (1.1) million for the half-year, compared with CHF 1.4 million and CHF 4.9 million last year. Earnings per share for quarter two were CHF 1.01 per share, and CHF (0.51) for the half-year. Cash EPS for the quarter were CHF 6.22, and CHF 12.55 for the half-year.

As anticipated, the Company made solid improvements on the balance sheet, with net working capital as a percentage of annualized sales improving to 17.7% in comparison to 20.8% in the first quarter. As a direct consequence of higher cash earnings and improved working capital turns, net debt decreased by CHF 22.8 million in the second quarter, down to CHF 224.8 million. We continue to remain within all of our debt covenants. We generated CHF 33.1 million in operating cash, which after capital investments of CHF 18.7 million and including proceeds of CHF 9.8m from the disposal of assets, resulted in free cash flow of CHF 24.3 million.

Summary

Financial Overview

Sales and Order Intake

Revenues in the second quarter reached CHF 186.4 million, up 1.2% in comparison to the results of the previous year and 4.8% against the first quarter. For the first half-year, revenues were CHF 364.3 million, off 6.0% year-on-year. Adjusted for the impact of currency fluctuations, sales in the second quarter increased by 7.6%, and CHF 0.5% for the half-year. As communicated in our first quarter guidance, we had anticipated that sales in the first half of the fiscal year would be impacted by several factors, including the base-effect of a strong first quarter in the previous year, continued restraint in capital investments and the impact of a weakened US Dollar against the Swiss franc.

Order intake for the quarter was CHF 186.5 million, resulting in a book-to-bill ratio of 1.0. Order intake levels increased in practically all divisions, with the largest increases coming from our Surveying & Engineering and IMS businesses.

Gross Margin

Our gross profit margin was 50.9% in the second quarter in comparison with 51.9% in the second quarter of the previous year. Margins retreated from their highs in the first quarter, as favorable currency hedging gains had only a minor influence on margins in the quarter.

Intangible Asset Amortization

Intangible asset amortization includes the amortization of goodwill and capitalized product development costs (under IAS 38). We amortize goodwill from our acquisitions over a 10-year period; capitalized product development costs are amortized over their useful life, which is, on average, three years. In the second quarter, total company goodwill amortization amounted to CHF 4.9 million, in line with quarter one. Amortization of capitalized product development costs was CHF 7.0 million in the quarter, an increase over the CHF 6.8 million in the first quarter, due to relatively higher costs from prior period capitalization.

Operating Expenses

Operating expenses for the quarter were CHF 86.7 million, a reduction of CHF 4.0 million from the first quarter, and CHF 7.6 million from the second quarter of the previous year. Operating expenses in the quarter include CHF 3.5 million in restructuring charges incurred with implementing our “FIT- together” program. These charges are primarily related to the measures announced on 23 October. The Surveying & Engineering division and corporate central service functions recorded the largest portion of these costs. Excluding these charges, operating expenses would have been CHF 83.2 million, the lowest level since the fourth quarter of fiscal year 2001. Compared to the previous year, operating expenses were lower by CHF 11.1 million excluding these costs.

Operating expenses declined in all categories, with the largest savings in General & Administrative expenses, where costs declined by over 28% compared to the previous year. Savings from our “FIT- together” initiative, combined with the release of approximately CHF 2.1 million in compensation related provisions, were largely responsible for these savings. Marketing and selling expenses were also positively impacted by our “FIT- together” initiatives, and represented 23.3% of total sales this quarter, compared with 25% a year ago. Cash research and development costs, i.e. costs prior to capitalization and amortization, declined by CHF 2.5 million, and were 9.6% of total sales; this compares with an average of 10.8% in the previous fiscal year. Other operating expenses increased year-on-year, owing primarily to the CHF 3.5 million in restructuring charges taken in the quarter. Since the inception of our “FIT- together” program last year, the Company has incurred roughly CHF 8.2 million in restructuring costs, and an additional CHF 1.8 million of other related costs. Other operating expenses in quarter two were partially offset through lower goodwill amortization charges compared to the previous year (CHF 1.8 million lower in the second quarter and CHF 4.0 million lower for the first half year).

Completion of “FIT- together” Program

With the measures taken on 23 October, we have now officially completed our “FIT-together” program. As we mentioned in earlier quarterly reports, we implemented our “FIT-together” program in three steps. Step one of the program was executed in the third quarter of the last fiscal year, where we made various adjustments to our manufacturing capacity. After this initial step, we began implementing structural initiatives during the fourth quarter, which included closing our Torrance facility, as well as further steps in the integration of our new acquisitions, primarily in the GIS & Mapping division. As a final step, we undertook a broad-based review of the Company’s key processes. As a result of these reviews, we identified numerous enhancement opportunities, which ultimately resulted in lower personnel requirements. Including the estimated savings from this latest initiative, we should

Summary

Sales, margin and results at a glance

Second Quarter			(In million Swiss Francs)	Year to date

Changes	Prior	Current		Current	Prior	Changes
(%)	year	year		year	year	(%)
	(30.6.01 to	(28.6.02 to		(1.4.02 to	(1.4.01 to
	28.9.01)	27.9.02)		27.9.02)	28.9.01)

-0.5%	187.4m	186.5m	ORDER INTAKE	389.4m	409.3m	-4.9%

1.2%	184.2m	186.4m	SALES	364.3m	387.5m	-6.0%
-6.0%	103.7m	97.5m	Surveying & Engineering	192.3m	208.6m	-7.8%
5.9%	22.2m	23.5m	GIS&Mapping	47.7m	55.2m	-13.6%
-8.8%	9.7m	8.8m	Consumer Products (Disto)	19.8m	22.9m	-13.5%
-0.7%	15.6m	15.5m	Industrial Measurement	26.7m	32.7m	-18.1%
-40.1%	5.7m	3.4m	New Businesses (Cyra)	6.2m	13.2m	-53.1%
39.0%	26.7m	37.1m	Special Products	70.5m	53.7m	31.4%
-5.7%	0.6m	0.6m	Central Services	1.1m	1.4m	-17.2%

			Gross margin
-1.0pts	51.9%	50.9%	in percentage of sales	52.1%	51.1%	1.0pts

			EARNINGS
22.1%	20.7m	25.3m	EBITDA	45.7m	48.6m	-6.0%
	11.2%	13.6%	- in percentage of sales	12.6%	12.6%

49.1%	13.3m	19.9m	EBITA	35.5m	35.0m	1.5%
	7.2%	10.7%	- in percentage of sales	9.7%	9.0%

1534.8%	0.5m	8.0m	EBIT	12.1m	9.0m	33.4%
	0.3%	4.3%	- in percentage of sales	3.3%	2.3%

1286.2%	0.6m	8.2m	Operating profit	12.2m	9.1m	33.8%
	0.3%	4.4%	- in percentage of sales	3.4%	2.4%

63.2%	1.4m	2.3m	Net income	-1.1m	4.9m	-123.2%
	0.8%	1.2%	- in percentage of sales	-0.3%	1.3%

			Earnings per share (CHF)
63.0%	0.62	1.01	- basic	-0.51	2.21	-123.2%
70.2%	0.59	1.01	- diluted	-0.51	2.10	-124.1%

			Cash earnings per share (CHF)
10.2%	5.64	6.22	- basic	12.55	15.23	-17.6%
15.1%	5.40	6.21	- diluted	12.54	14.58	-14.0%
3.9%	11.29	11.73	- non-cash adjustments	29.39	29.33	0.2%

now be able to exceed our original goals from this program, and currently estimate annual savings in the area of CHF 20.0 million. For the balance of the year, we estimate these savings will be around CHF 5.0 million per quarter with no material offsetting costs.

Currency Exposure

The Company has a net exposure to foreign currency movements in the range of CHF 105.0 million, of which around 20% is in US Dollars, 46% in Euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the second quarter, we have hedged around 54% of this net exposure for the coming twelve months.

Our balance sheet is also exposed to movements in exchange rates. In particular, around 50% of our investments in intangible assets are in US Dollars. As a result of our acquisitions we have material levels of working capital in the United States. Exchange rates at the end of the second quarter were more or less in line with the first quarter, and actually resulted in a positive translation adjustment to equity of CHF 2.3 million.

Earnings

EBITDA was CHF 25.3 million, or 13.6% of sales this quarter, an improvement of CHF 4.6 million, or 22.2%, over the second quarter of last year. When adjusted for the CHF 3.5 million in restructuring costs, EBITDA would have been CHF 28.8 million, or 15.5% of sales. EBITDA for the half year, on the other hand, was CHF 45.7 million, down by CHF 2.9 million year-on-year. EBIT of CHF 8.0 million for the second quarter was CHF 7.5 million higher than the prior year. EBIT for the half-year was CHF 12.1 million, an increase of CHF 3.1 million, or 34.4% over last year.

The Company recorded net income after interest and taxes of CHF 2.3 million in the second quarter, and a net loss of CHF (1.1) million for

Summary

Balance Sheet Summary

	FY03	FY03
	Sep. 27,	June 28,
	2002	2002

(Amounts in million Swiss Francs)
Net Working Capital	132.1m	147.9m
Net Working Capital % of Sales	17.7%	20.8%
Total Assets	771.0m	770.0m
Net Debt (see note 1)	224.8m	247.6m
Total Equity	309.5m	309.1m
Equity / Asset Ratio	40.1%	40.1%
Capital Expenditures on Tangible and Intangible Assets	18.5m	14.4m
Goodwill	216.4m	220.5m
Cash provided by operating activities	33.1m	-4.5m

Note 1: Amount is shown net of cash (CHF 0.2m) and capitalized debt issue cost/discounts of CHF 4.0m.

the first half-year. Finance charges for the quarter include CHF (4.4) million of net interest expense and CHF (0.7) million of debt issuance cost amortization. Positively impacting finance charges was the reversal of translation losses on non-Swiss franc denominated inter-company loans to operating subsidiaries. In conjunction with our ongoing US Tax restructuring program, we were able to classify a large portion of these loans as equity contributions, eliminating the risk of further profit and loss exposure. For the quarter, we recorded total translation gains of CHF 4.7 million, bringing the year-to-date impact of these charges to CHF (0.6) million. We recorded a tax charge of CHF (5.4) million in the quarter, resulting in year-to-date tax charges to CHF (3.2) million.

Earnings per share were CHF 1.01 in the second quarter, and a net loss per share of CHF (0.51) for the year-to-date. Cash earnings per share were CHF 6.22 and CHF 12.55 for the quarter and first half-year, respectively. Cash earnings per share is calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Balance Sheet and Cash Flow

Net working capital decreased by 11.0% or CHF 15.8 million, from first quarter levels. Expressed as a percentage of annualized sales, this results in a ratio of 17.7%, compared with 20.8% in the first quarter, and 19.9% in the second quarter of last year. Seasonally lower working capital in the second quarter versus the first, combined with focused efforts on working capital management, had a considerable influence on this quarter’s performance. As a direct result of these factors, combined with stronger cash earnings, we generated operating cash flow of CHF 33.1 million in the second quarter, compared with CHF 25.8 million in the previous year. We invested a total of CHF 18.5 million in Capital Expenditures, split as follows; tangible capital expenditures of CHF 8.1 million, and intangible capital expenditures of CHF 10.4 million. Free cash flow during the second quarter was CHF 24.3 million, compared with CHF 12.4 million in the prior year. During the quarter we divested real estate at our Heerbrugg facility and received CHF 9.8 million in cash proceeds.

Our net indebtedness fell by CHF 22.8 million, or over 9.0%, down to CHF 224.8 million at the end of September. As in the past, we continue to remain within all of our debt covenants.

Regional Performance

The US market remained weak in the second quarter, as prolonged cautiousness in the capital investment climate impacted sales in several of our product lines. The weakening of the US Dollar in relation to the Swiss franc also resulted in lower absolute revenue levels. Revenues in our home market of Europe were down slightly from the previous year, reflecting the general softness in world economies. In our Asian markets, business continued to gain momentum, with strong sales into China and renewed activity in Japan, despite relatively weak conditions in that market.

Divisional Performance

Divisional Performance

      Surveying & Engineering Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-6.0%	-6.2	103.7	97.5	SALES	192.3	208.6	-16.3	-7.8%
-7.8%	-0.9	11.5	10.6	EBIT	22.5	22.9	-0.4	-1.7%
-10.2%	-1.7	16.2	14.6	EBITDA	30.4	31.8	-1.4	-4.3%
0.7pts	–	15.6%	14.9%	EBITDA Margin	15.8%	15.3%	–	0.5pts

We began to see encouraging signs in our Surveying & Engineering division, as sales in the second quarter exceeded our expectations for the quarter, and increased by 3% over the first quarter. We view this as a positive sign given that sales in the first two quarters are typically on similar levels. Compared to prior year, sales in the division declined by 6.0% during the second quarter, reflecting the relatively weak conditions compared to the previous year and the impact of a relatively stronger Swiss franc, particularly in the United States. On a currency-adjusted basis, however, sales in the second quarter were more or less in line with the previous year, with a slight decline of 0.4 percent. Sales were off in Europe and in the United States, but posted increases in the Asian, Japanese and Eastern European markets. The US market is still impacted by concerns about lower state and federal funding of infrastructure projects due to concerns about possible US governmental budgets reallocations towards homeland security matters.

Cost containment measures made in previous quarters are responsible for the ongoing improvements in the division’s profitability. The division took further actions in October, and as a result, recorded a significant portion of the CHF 3.5 million restructuring costs taken this quarter. The division should see further incremental benefits beginning in the third quarter.

      GIS& Mapping Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

5.9%	1.3	22.2	23.5	SALES	47.7	55.2	-7.5	-13.6%
-7.9%	0.4	-4.7	-4.4	EBIT	-8.1	-1.9	-6.3	331.2%
-89.7%	-0.4	0.4	0.0	EBITDA	0.1	7.5	-7.5	-99.2%
1.8pts	–	2.0%	0.2%	EBITDA Margin	0.1%	13.6%	–	-13.5pts

Sales in the GIS & Mapping division grew by 5.9% over last year, exceeding our expectations. On a currency-adjusted basis, second quarter sales grew by CHF 4.0 million, or 18%. Strong performance in the US commercial and defense sectors, as well as in Asia, contributed to this quarter’s performance. For the half-year, sales were off prior year levels by around CHF 7.5 million, due in part to a large one-time project in the first quarter of the previous year. The geographic imaging side of the business (i.e., former ERDAS products) continues to benefit from increased purchase volumes from the US Government.

Profitability in the division remains modest. Restructuring measures taken in the second quarter, combined with further actions initiated in October, should soon begin to positively impact the division’s bottom line.

Divisional Performance

      Consumer Products (Disto™) Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-8.8%	-0.9	9.7	8.8	SALES	19.8	22.9	-3.1	-13.5%
-95.4%	1.3	-1.3	-0.1	EBIT	0.2	-0.7	0.9	-132.7%
-227.1%	1.5	-0.6	0.8	EBITDA	2.0	0.7	1.3	201.4%
-15.8pts	–	-6.6%	9.2%	EBITDA Margin	10.1%	2.9%	–	7.2pts

Sales in the Consumer Products division declined by CHF 0.9 million, or 8.8%, in comparison to the previous year, in line with our expectations. On a currency-adjusted basis, second quarter sales declined by only CHF 0.3 million, or 3.5%. Sales tapered off this quarter as the division began the phase-in of its new DISTO™ 5 product, which was released on 15 October. The division has concluded a large number of new brand label agreements on the back of this product release, which will take effect in the near future. The division stands to benefit significantly from these new agreements, which should accelerate top and bottom line growth in this business in future periods.

EBITDA margins in the division dipped below 10% in the quarter, but for the half-year, climbed to 10.1%, compared to 2.9% in the previous year.

      Industrial Measurement Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-0.7%	-0.1	15.6	15.5	SALES	26.7	32.7	-5.9	-18.1%
102.5%	1.5	1.4	2.9	EBIT	3.0	5.5	-2.6	-46.5%
94.1%	1.9	2.0	3.9	EBITDA	4.8	6.7	-1.9	-27.8%
-12.2pts	–	12.7%	24.9%	EBITDA Margin	18.0%	20.4%	–	-2.4pts

Business in the IMS division rebounded in the second quarter, primarily through increased sales of laser trackers. The successful launch of the new generation LTD800 laser tracker with deliveries starting in August was the primary growth driver. While sales for the first half year declined by 18.1%, second quarter sales increased by 37.7% over the first quarter. The IMS division continues to enjoy a healthy order backlog, stemming largely from growing demand from aerospace projects and to some extent, in the automotive and general precision industry segments.

Through higher sales volume in the quarter, combined with cost containment measures, EBITDA for the quarter grew to CHF 3.9 million, with an excellent margin of 24.9% of sales. For the half-year, the division recorded an EBITDA margin of 18.0%.

Divisional Performance

      New Businesses (Cyra) Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-40.1%	-2.3	5.7	3.4	SALES	6.2	13.2	-7.0	-53.1%
-7.5%	0.4	-5.2	-4.8	EBIT	-10.0	-10.3	0.3	-3.0%
78.6%	-1.1	-1.4	-2.6	EBITDA	-5.6	-2.6	-3.0	116.8%
50.0pts	–	-25.2%	-75.2%	EBITDA Margin	-90.5%	-19.6%	–	-70.9pts

The Cyra business generated CHF 3.4 million in revenues in the second quarter, an increase of 24% over the first quarter, confirming that the general interest in Cyra’s products remains intact. In comparison to the previous year level of CHF 5.7 million, sales remain low, partially due to the impact of a weakened US Dollar. The division is engaged in targeted marketing efforts intended to demonstrate the value-added benefits of Laser Scanning solutions and to accelerate its adoption rate, even in tight capital markets. The sequential growth in the second quarter is very encouraging.

Cyra recorded a CHF (2.6) million EBITDA loss in the second quarter, which includes the impact of CHF 0.3 million in restructuring costs from capacity reductions taken during the quarter. The division should begin to see the benefits of these actions in the third quarter.

      Special Products Division

Second Quarter				Sales and results	Year to date

Change							Change
		Prior	Current	(In million Swiss Francs)	Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

39.0%	10.4	26.7	37.1	SALES	70.5	53.7	16.8	31.4%
292.9%	7.2	2.4	9.6	EBIT	18.9	4.5	14.4	316.5%
168.1%	6.8	4.1	10.9	EBITDA	21.3	7.9	13.4	168.8%
-14.1pts	–	15.2%	29.3%	EBITDA Margin	30.2%	14.8%	–	15.4pts

Sales in the Special Products division grew by 39% in the second quarter and 31.4% for the half-year, primarily through the significant rise in sales from defense activities. Sales from the division’s third-party manufacturing facilities and GPS-Marine businesses further contributed to the growth in sales.

Earnings in the division continued their path of solid growth, owing largely to higher sales levels in the quarter. Further contributing to the overall profitability of the division was the turnaround in the company’s GPS-Marine business, which turned from a loss of CHF (1.8) million in the previous year, to a profit of CHF 0.1 million. EBITDA rose by CHF 6.8 million against the previous year, resulting in an EBITDA margin of 29.3%.

Other Matters/Outlook

Divestment Projects

As we have previously reported, we plan to divest selected assets and businesses that we deem to be non-strategic to the long-term goals of our Company. During the second quarter we sold real estate in Heerbrugg with proceeds of CHF 9.8 million, and are making progress on our other divestment plans.

Employees

We employed 2,788 employees as of the end of the second quarter, 70 fewer employees than at the end of June 2002. As disclosed on 23 October, the Company reduced its workforce by an additional 150 employees, primarily in Switzerland and the United States. As of the end of the quarter, before these additional redundancies, the geographical distribution of our workforce was as follows: 64% in Europe (including Heerbrugg), 23% in the Americas, and 13% in Asia and the rest of the world.

Share Performance

     2,250,426 registered shares

– @ 50 CHF nominal per share: Share capital CHF 112.5m

– @ 137.5 CHF carrying amount per share: Shareholders’ equity CHF 309.5m

– @ 86 CHF average quarterly share price: Market capitalization (quart. average) CHF 193.5m

Business Outlook – 2nd Half Year / Full Year — FY 2002/03

Our business outlook for the year remains unchanged, largely a reflection of the weakened economic conditions in our markets. As disclosed in the first quarter shareholders report, even though we expect sales in the second semester to improve over the first, due primarily to new product introductions, we currently estimate that full year revenues will be at or slightly below prior year levels.

Even with our more cautious view of top-line growth, we expect EBITDA for the second half of the year to exceed the previous year, with an improved EBITDA margin, primarily through additional savings from our “FIT- together” initiative. With these improvements, we should be able to maintain EBITDA at the same absolute level as the previous year.

In terms of the balance sheet, we believe the progress we have made in lowering our net debt is sustainable, and as such, we expect to continue to stay within all of our debt covenants with more than sufficient headroom under our senior debt facility. Additionally, proceeds from planned divestments could even further strengthen our credit position going forward.

Thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana	Hans Hess
Chairman of the	CEO and Executive
Board of Directors	Director
Leica Geosystems	Leica Geosystems

Financial Statements

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED FINANCIAL STATEMENTS

3 Months (2nd Quarter)
for the periods from June 30, 2001 to September 28, 2001
and June 29, 2002 to September 27, 2002

6 Months (Year to date)
for the periods from April 1, 2001 to September 28, 2001
and April 1, 2002 to September 27, 2002

According to International Accounting Standards (IAS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	unaudited		audited

	Sep. 27, 2002	June 28, 2002	March 31, 2002

	CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents	237	3,781	2,990
Trade accounts receivable	139,096	147,058	156,834
Inventories	142,312	139,184	140,143
Prepayments and accrued income	10,655	9,461	8,160
Other current assets	20,233	14,880	8,869

Total current assets	312,533	314,364	316,996

Non-current assets Property, plant and equipment	105,562	112,734	119,064
Goodwill	216,444	220,483	239,086
Other intangible assets	94,784	91,147	91,805
Investments in associates	7,894	7,898	8,045
Deferred taxes	31,445	21,207	29,670
Other non-current assets	2,295	2,139	2,491

Total non-current assets	458,424	455,608	490,161

TOTAL ASSETS	770,957	769,972	807,157

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	289	494	350
Loans and borrowings	9,105	4,266	4,186
Trade accounts payable	59,258	53,969	72,101
Advance payments	4,670	5,635	5,475
Accrued compensation	34,394	34,342	38,355
Other accrued liabilities	40,287	39,165	29,707
Provisions	16,415	15,371	17,328
Corporate tax, current	10,248	5,145	4,267
Other current liabilities	14,933	9,040	15,391

Total current liabilities	189,599	167,427	187,160

Non-current liabilities
Loans and borrowings Revolving Credit Facility	121,323	150,692	133,029
9 7/8% Notes	92,932	93,231	92,579
Other loans & borrowings	1,622	2,849	3,011
Pension obligations	14,369	14,537	15,104
Deferred taxes	37,151	28,099	39,015
Other non-current liabilities	4,500	4,053	4,984

Total non-current liabilities	271,897	293,461	287,722

Total liabilities	461,496	460,888	474,882

SHAREHOLDERS’ EQUITY
Share capital	112,521	112,690	112,554
Share premium	65,522	65,803	65,390
Reserves	250,788	250,788	250,788
Accumulated deficit	-99,659	-101,923	-98,517
Hedging and currency translation adjustment	-19,711	-18,274	2,060

Total shareholders’ equity	309,461	309,084	332,275

TOTAL LIABILITIES AND EQUITY	770,957	769,972	807,157

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)	17

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

	unaudited		unaudited

	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 29, 2002 to	June 30, 2001 to	April 1, 2002 to	April 1, 2001 to
	Sep. 27, 2002	Sep. 28, 2001	Sep. 27, 2002	Sep. 28, 2001

	CHF	CHF	CHF	CHF
Sales	186,406	184,165	364,344	387,499
Cost of sales	-91,502	-88,667	-174,635	-189,644

Gross profit	94,904	95,498	189,709	197,855
Research and development costs	-14,124	-15,880	-31,125	-31,690
Selling and marketing costs	-43,120	-46,462	-88,182	-91,075
General and administrative costs	-19,602	-27,346	-43,746	-52,255
Other operating income/(expense) net	-9,802	-5,269	-13,789	-14,171
Gain/(loss) on disposal of property, plant and equipment net	-105	47	-649	470

Operating profit/(loss)	8,151	588	12,218	9,134
Net income/(loss) from associated companies	-124	-97	-163	-97
Finance costs	-357	-309	-10,027	-4,578

Income/(loss) before tax	7,670	182	2,028	4,459
Income tax benefit/(expense)	-5,406	1,205	-3,170	458

Net income/(loss)	2,264	1,387	-1,142	4,917

Weighted average number of ordinary shares in issue	2,250,426	2,247,806	2,226,723	2,226,723
Basic earnings per share (single CHF)	1.01	0.62	-0.51	2.21

Adjustments for share options	1,642	100,868	22,666	111,779
Weighted average number of shares for diluted earnings per share	2,252,068	2,348,674	2,249,389	2,338,502
Diluted earnings per share (single CHF)	1.01	0.59	-0.51	2.10

18	ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousand CHF)

	unaudited		unaudited

	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 29, 2002 to	June 30, 2001 to	April 1, 2002 to	April 1, 2001 to
	Sep. 27, 2002	Sep. 28, 2001	Sep. 27, 2002	Sep. 28, 2001

	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:
Operating profit/(loss)	8,151	588	12,218	9,134
Net interest expense paid	-1,951	-2,954	-7,909	-9,798
Taxes paid	-1,150	-562	-2,128	-4,038
Depreciation and amortization	17,241	20,200	33,686	39,609
Other non-cash items	105	-1,624	649	-2,047
Changes in assets and liabilities	10,683	10,144	-7,899	169

Cash provided/(used) in operating activities	33,079	25,792	28,617	33,029

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-8,082	-7,008	-12,437	-14,347
Cash expended on intangible assets	-10,409	-10,226	-20,489	-20,897
Cash expended on acquisition	-184	—	-184	-70,477
Disposal of subsidiary, net of cash	—	7,949	—	7,949
Disposal of property, plant and equipment	9,847	1,422	13,189	1,923

Cash used in investing activities	-8,828	-7,863	-19,921	-95,849

Cash Flows from Financing Activities:
Loans and borrowings	-27,270	-26,922	-10,937	65,273
Proceeds from issue of share capital	-476	1,139	-217	2,543

Cash provided by/(used in) financing activities	-27,746	-25,783	-11,154	67,816

Effect of exchange rate changes on cash and cash equivalents	-49	-219	-295	-514

Net increase/(decrease) in cash and cash equivalents	-3,544	-8,073	-2,753	4,482
Cash and cash equivalents at beginning of specified period	3,781	15,707	2,990	3,152

Cash and cash equivalents at end of specified period	237	7,634	237	7,634

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)	19

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2001	2,162,175	108,108	283,416	-43,267	15,417	363,674

Issuance of common stock	85,533	4,277	29,900	—	—	34,177
Treasury shares movement	98	5	56	—	—	61
Net Income/(Loss)	—	—	—	4,917	—	4,917
Effect of adopting IAS 39	—	—	—	—	-405	-405
Cash flow hedging adjustment	—	—	—	—	2,031	2,031
Currency translation adjustment	—	—	—	—	-24,131	-24,131

Balance at September 28, 2001	2,247,806	112,390	313,372	-38,350	-7,088	380,324

Balance at March 31, 2002	2,251,101	112,554	316,178	-98,517	2,060	332,275

Issuance of common stock	3,219	161	472	—	—	633
Treasury shares movement	-3,894	-194	-339	—	—	-534
Net Income/(Loss)	—	—	—	-1,142	—	-1,142
Cash flow hedging adjustment	—	—	—	—	868	868
Currency translation adjustment	—	—	—	—	-22,639	-22,639

Balance at September 27, 2002	2,250,426	112,521	316,311	-99,659	-19,711	309,461

20	ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED SEGMENT INFORMATION
(in thousand CHF)

	unaudited		unaudited

	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 29, 2002 to	June 30, 2001 to	April 1, 2002 to	April 1, 2001 to
	Sep. 27, 2002	Sep. 28, 2001	Sep. 27, 2002	Sep. 28, 2001

	CHF	CHF	CHF	CHF
Sales to external customers:
Surveying & Engineering	97,467	103,676	192,311	208,561
GIS & Mapping	23,476	22,159	47,716	55,240
Consumer Products	8,832	9,688	19,767	22,862
Industrial Measurement	15,492	15,597	26,743	32,661
New Business	3,416	5,707	6,169	13,153

Total Segments	148,683	156,827	292,706	332,477
Special Products	37,123	26,702	70,514	53,665
Central Services	600	636	1,124	1,357

Total sales to external customers	186,406	184,165	364,344	387,499

Results:
Surveying & Engineering	10,726	11,528	22,603	22,892
GIS & Mapping	-4,360	-4,537	-8,055	-1,691
Consumer Products	-62	-1,340	233	-713
Industrial Measurement	3,002	1,418	3,165	5,533
New Business	-4,821	-5,211	-10,014	-10,322

Total Segments	4,485	1,858	7,932	15,699
Special Products	9,504	2,344	18,708	4,445
Central Services	-5,838	-3,614	-14,422	-11,010

Total operating profit	8,151	588	12,218	9,134

Net income/(loss) from associated companies:
Surveying & Engineering	-93	—	-93	—
GIS & Mapping	2	-197	-86	-197
Consumer Products	—	—	—	—
Industrial Measurement	-131	—	-207	—
New Business	—	—	—	—

Total Segments	-222	-197	-386	-197
Special Products	98	100	223	100
Central Services	—	—	—	—

Total associates gain/(loss)	-124	-97	-163	-97

Depreciation and Amortization:
Surveying & Engineering	-3,930	-4,691	-7,915	-8,914
GIS & Mapping	-4,403	-5,169	-8,200	-9,426
Consumer Products	-877	-699	-1,762	-1,375
Industrial Measurement	-984	-568	-1,859	-1,140
New Business	-2,251	-3,772	-4,431	-7,747

Total Segments	-12,445	-14,899	-24,167	-28,602
Special Products	-1,279	-1,615	-2,390	-3,386
Central Services	-3,517	-3,686	-7,129	-7,621

Total depreciation and amortization	-17,241	-20,200	-33,686	-39,609

EBITDA:
Surveying & Engineering	14,563	16,219	30,425	31,806
GIS & Mapping	45	435	59	7,538
Consumer Products	815	-641	1,995	662
Industrial Measurement	3,855	1,986	4,817	6,673
New Business	-2,570	-1,439	-5,583	-2,575

Total Segments	16,708	16,560	31,713	44,104
Special Products	10,881	4,059	21,321	7,931
Central Services	-2,321	72	-7,293	-3,389

Total EBITDA	25,268	20,691	45,741	48,646

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)	21

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
 (in thousand CHF)

1 Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2002.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the fiscal year ended March 31, 2002.

2 Finance costs

Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited		unaudited

	3 Months (2nd Quarter)		6 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	June 29, 2002 to	June 30, 2001 to	April 1, 2002 to	April 1, 2001 to
	Sep. 27, 2002	Sep. 28, 2001	Sep. 27, 2002	Sep. 28, 2001

	CHF	CHF	CHF	CHF
Interest income	32	156	342	469
Interest expense:
Revolving Credit Facility	-1,520	-2,420	-3,154	-5,301
9 7/8% Notes	-2,492	-2,465	-4,810	-4,700
Other	-420	-27	-453	-46

Total interest expense	-4,432	-4,912	-8,417	-10,047
Debt acquisition, issuance and share offering costs:
Amortization of debt acquisition cost – Revolving Credit Facility	-571	-550	-1,143	-1,101
Amortization of debt acquisition cost – 9 7/8% Notes	-99	-105	-195	-195
Other	—	-211	—	-37

Total debt acquisition, issuance and share offering costs	-670	-866	-1,338	-1,333
Foreign exchange gains/(losses) on borrowings	4,713	5,313	-614	6,333

Total finance costs	-357	-309	-10,027	-4,578

3 Restructuring provision

On 23 October, the group announced a further reduction in its workforce by 150 employees as the last step in its “FIT- together” program. A provision of CHF 3.5 million to cover the costs of this action has been recognized in the second quarter, and is included in other operating expenses within the income statement.

4 Post balance sheet events

There are no events to report which could have a significant influence on the financial statements for the quarter ended September 27, 2002.

22	ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

For electronic copies of this publication and other company information, please visit our web-site at:
www.leica-geosystems.com/investor/index.htm

Company contact information:

Leica Geosystems
Investor Relations:	CH-9435 Heerbrugg
George Aase	(Switzerland)
Director Investor Relations	Phone +41 71 727 31 31
Phone +41-71-727-3064	Fax +41 71 727 73
Email: investor@leica-geosystems.com	www.leica-geosystems.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 12 November 2002	By:	/s/ Christian Leu
	Name: Title:	Christian Leu Chief Financial Officer